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October 12, 2008

VIA EDGAR AND MESSENGER

Jessica Plowgian, Attorney Examiner
Division of Corporation Finance
100 F Street, N.E.
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Millennium Group Worldwide, Inc. (the “Company”)
Registration by Coordination; File No. 333-145553
Request for Acceleration; Rule 461

Dear Ms. Plowgian:

On August 17, 2007, in connection with the sale of up to 6,250,000 shares of common stock of Millennium Group Worldwide, Inc. (the “Company”) at $12.00 per share, we filed the Company’s Form S-1 with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, as amended (the “Act”). The staff’s current comment letter dated December 9, 2008 noted that the Company could file a Request for Acceleration pursuant to the Act and we hereby file a response to the staff’s comment letter pursuant to the associated and P.E. No. 9 being filed concurrently on EDGAR (2 unmarked and 2 marked to reflect the cumulate changes since P.E. No. 8 was filed).

In conjunction with the Request for Acceleration, please be advised:

          There are no underwriters for this offering since it will be self-underwritten by Directors of the Company in conformity with Rule 3a4-1 under the Securities Exchange Act of 1934 and no underwriter’s compensation has made in conjunction with this offering nor submitted to the NASD for review;

Jessica Plowgian, Attorney Examiner
Division of Corporation Finance
Page 2	October 12, 2008

          The Company (and its principals) are aware of its obligations under the Act; and

          Believing there are no situations described in Rule 461(b) which would justify the staff’s refusal to accelerate this offer, the Company hereby requests its Form S-1 Registration Statement be declared effective at 11AM, Thursday, December 18, 2008 or such later date as the staff shall determine.

Our counsel will be calling you to coordinate any remaining issues (as is being done with the 6 states where the offering is being registered concurrent with SEC effectiveness). Should you have any questions in the meantime, my direct line is (305) 775-6449 while Mr. Duncan’s is 301-263-0500. Thank you for your exemplary assistance.

Very truly yours,

Julius Jackson, Sr., Chairman and President
Millennium Group Worldwide, Inc.